UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Cross Timbers Royalty Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

22757R 10 9
(Cusip Number)

Louis G. Baldwin
Executive Vice President
and Chief Financial Officer
XTO Energy Inc.
810 Houston Street
Fort Worth, Texas 76102
(817) 870-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 22757R 10 9

1.     Name of Reporting Person
        I.R.S. Identification No.

         XTO Energy Inc. (previously named Cross Timbers Oil Company)
         75-2347769

2.     Check the Appropriate Box if a Member of a Group:

         (a) /X/

         (b) /   /

3.     SEC Use Only

4.     Source of Funds:   N/A

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Delaware

                        7.     Sole Voting Power: 169,942
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                      10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 169,942

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         / /

13.     Percent of Class Represented by Amount in Row (11): 2.8%

14.     Type of Reporting Person: CO


CUSIP NO. 22757R 10 9

1.     Name of Reporting Person:

         Bob R. Simpson

2.     Check the Appropriate Box if a Member of a Group:

         (a) /X/

         (b) /   /

3.     SEC Use Only

4.     Source of Funds: N/A

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                        7.     Sole Voting Power: 300
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 300
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 300

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /X/

13.     Percent of Class Represented by Amount in Row (11): less than 0.1%

14.     Type of Reporting Person: IN


Only the information reported for the following items in this Amendment No. 12 to Schedule 13D is amended from the initial statement on Schedule 13D dated October 9, 1996 and all amendments thereto prior to the date hereof. Unless specifically hereby amended, the information in the Schedule 13D as amended to date remains unchanged.

Item 1.     SECURITY AND ISSUER.

Item 1 is hereby amended as follows:

     This statement on Schedule 13D relates to units of beneficial interest ("Units") of Cross Timbers Royalty Trust (the "Issuer"). The address of the principal executive office of the Issuer is c/o Bank of America, N.A., P.O. Box 830650, Dallas, Texas 75283-0650.

Item 2.     IDENTITY AND BACKGROUND.

Item 2 is hereby amended as follows:

     This statement on Schedule 13D is filed by XTO Energy Inc., a Delaware corporation, which was formerly named Cross Timbers Oil Company, and by Bob R. Simpson. All previous filings relating to this statement on Schedule 13D were filed in the name of Cross Timbers Oil Company and Bob R. Simpson. The address of XTO Energy Inc. and the principal business office of Bob R. Simpson are 810 Houston Street, Fort Worth, Texas 76102.

     Herbert D. Simons is a director of XTO Energy Inc. Mr. Simons' principal business is Of Counsel with Winstead, Sechrest & Minick P.C. Mr. Simons' principal business address is 910 Travis Street, Suite 2400, Houston, Texas 77002. Mr. Simons is a citizen of the United States of America.

     Neither XTO Energy Inc. nor Bob R. Simpson nor, to the best knowledge of each of them, any executive officer or director of XTO Energy Inc., has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended as follows:

     (a) The Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 indicated that there were 6,000,000 Units outstanding.

     On September 18, 2003, XTO Energy Inc. distributed as a dividend 1,360,000 Units to its stockholders. As of September 18, 2003, XTO Energy Inc. beneficially owned 169,942 Units (2.8% of the outstanding Units).

     As of September 18, 2003, Bob R. Simpson beneficially owned 300 Units (less than 0.1% of the outstanding Units).

     As of September 18, 2003, Louis G. Baldwin beneficially owned 7 Units (less than 0.1% of the outstanding Units).

     As of September 18, 2003, Herbert D. Simons beneficially owned 10,189 Units (0.2% of the outstanding Units).

     As of September 18, 2003, Bennie G. Kniffen beneficially owned 5,359 Units (less than 0.1% of the outstanding Units).

     As of September 18, 2003, Keith A. Hutton beneficially owned 4,458 Units (less than 0.1% of the outstanding Units).

     (b) XTO Energy Inc. has the sole voting power with respect to the 169,942 Units it beneficially owns.

     Bob R. Simpson has the sole voting and dispositive power with respect to the 300 Units he beneficially owns.

     Louis G. Baldwin has the sole voting and dispositive power with respect to the 7 Units he beneficially owns.

     Herbert D. Simons has the sole voting and dispositive power with respect to the 10,189 Units he beneficially owns.

     Bennie G. Kniffen has the sole voting and dispositive power with respect to 1,118 Units and sole dispositive power with respect to 4,241 Units that he beneficially owns.

     Keith A. Hutton has the sole dispositive power with respect to the 4,458 Units he beneficially owns.

     (c) Except as set forth above, there were no transactions in the Units effected during the sixty days prior to September 22, 2003 by XTO Energy Inc. or Bob R. Simpson or, to the knowledge of either of them, by any director or executive officer of XTO Energy Inc.

     (d) On September 18, 2003, XTO Energy Inc. and Bob R. Simpson ceased to beneficially own more than five percent of the outstanding Units.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   September 22, 2003

XTO ENERGY INC. By: /s/ Louis G. Baldwin Louis G. Baldwin Executive Vice President and Chief Financial Officer /s/ Bob R. Simpson Bob R. Simpson